Xiangtian (USA) Air Power Co., Ltd.
No. 6 Longda Road Yanjiao Development Zone
Sanhe City, Hebei Province, China 065201

Application for Withdrawal of Form S-1A - Amendment No. 1 to Form S-1 Registration Statement

January 23, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Form S-1A –Amendment No. 1 to Form S-1 Registration Statement
Filed on January 10, 2017
File No. 333-206900

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Xiangtian (USA) Air Power Co., Ltd. (the “Company”) hereby applies for the withdrawal of the Company’s Form S-1A -Amendment No. 1 to Form S-1 registration statement, filed on January 10, 2017, and hereby requests that the Securities and Exchange Commission approve this application and consent to the withdrawal. The filing was a Post-Effective Amendment No. 1 to a Registration Statement declared effective on December 1, 2015. Due to a clerical error, the Company’s Post-Effective Amendment was filed on January 10, 2017 with an incorrect code as a Form S-1A and not as a post-effective amendment.

If you have any questions with respect to this matter, please do not hesitate to contact me or the Company’s counsel, Steven W. Schuster, by telephone or e-mail. Mr. Schuster can be reached at 212-448-6216 and his email is sschuster@mclaughlinstern.com. Thank you for your assistance.

Respectfully submitted,

/s/: Zhou Deng Hua
Zhou Deng Hua, CEO